February 24, 2026

Megan Boston
Chief Financial Officer
Benitec Biopharma Inc.
3940 Trust Way
Hayward, California 94545

       Re: Benitec Biopharma Inc.
           Form 10-K for Fiscal Year Ended June 30, 2025
           File No. 001-39267
Dear Megan Boston:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2025
Report of Independent Registered Public Accounting Firm, page F-2

1. We note the signature of Baker Tilly US, LLP has been omitted from their audit report.
       Please amend your filing to provide a signed audit report. Refer to Rule 2-02(a)(2) of
       Regulation S-X.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 February 24, 2026
Page 2

        Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences